UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

THE KEYW HOLDING CORPORATION

(Name of Subject Company)

THE KEYW HOLDING CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

493723100
(CUSIP Number of Class of Securities)

William J. Weber
President and Chief Executive Officer
The KeyW Holding Corporation
7740 Milestone Parkway, Suite 400
Hanover, MD 21076
(443) 733-1600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Frederick S. Green Eoghan P. Keenan Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Philip Luci Jr. Executive Vice President & General Counsel The KeyW Holding Corporation 7740 Milestone Parkway Suite 400 Hanover, MD 21076 (443) 733-1600	Jonathan F. Wolcott, Esq. Holland & Knight LLP 1650 Tysons Boulevard, Suite 1700 Tysons, VA 22102 (703) 720-8600

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by The KeyW Holding Corporation (“KeyW” or the “Company”) with the Securities and Exchange Commission on May 13, 2019 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Atom Acquisition Sub, Inc., a Maryland corporation (“Merger Sub”) and a wholly-owned indirect subsidiary of Jacobs Engineering Group Inc., a Delaware corporation (“Jacobs”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a purchase price of $11.25 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 13, 2019, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time and which together constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Jacobs and Merger Sub with the SEC on May 13, 2019. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“The Offer and all withdrawal rights thereunder expired at one minute after 11:59 p.m., New York City time, on June 11, 2019. The Depositary for the Offer has advised that, as of the expiration of the Offer, an aggregate of 39,928,947 Shares (excluding 2,378,461 Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 80.1% of the Shares then outstanding. All conditions to the Offer having been satisfied, Merger Sub accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer, and payment of the Offer Price for such Shares will be promptly made by the Depositary.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied. Immediately after the expiration of the Offer, Merger Sub irrevocably accepted for purchase and payment, and will as soon as reasonably practicable pay for all Shares tendered and not validly withdrawn in the Offer.

As a result of its acceptance of Shares tendered in the Offer, Merger Sub now owns a sufficient number of Shares to complete the Merger pursuant to the Merger Agreement without a meeting of KeyW’s stockholders in accordance with Section 3-106.1 of the MGCL. At the Effective Time, each Share issued and outstanding immediately before the Effective Time will be automatically canceled and converted into the right to receive $11.25 per Share in cash, without interest thereon and less any applicable withholding taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on NASDAQ. Jacobs and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of KeyW’s reporting obligations under the Exchange Act as promptly as practicable.

On June 12, 2019, Jacobs issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(D) to the amendment to the Schedule TO filed with the SEC on June 12, 2019, and is incorporated herein by reference.”

Item 9.            Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(1)(H)

Press Release of Jacobs Engineering Group Inc., dated June 12, 2019 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-T/A filed with the SEC by Jacobs Engineering Group, Inc. and Atom Acquisition Sub, Inc. on June 12, 2019).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KEYW HOLDING CORPORATION

By:	/s/ WILLIAM J. WEBER
	Name:	William J. Weber
	Title:	President and Chief Executive Officer

Dated: June 12, 2019